[SBG LOGO] The Security Benefit
           Group of Companies
--------------------------------------------------------------------------------

October 14, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:  Security Mid Cap Growth Fund
       File No.:  333-107348
       Date of Filing:  10/14/2003
       Accession No.:  0000088525-03-000051

Dear Sir or Madam:

Please  withdraw the above noted N-14/A filing which should have been filed as a
485BPOS filing. We will refile it today under the correct filing type.

Please contact me at (785) 438-3321 if you have any questions about this filing.
Thank you for your assistance.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Assistant Secretary
Security Mid Cap Growth Fund

   One Security Benefit Place * Topeka, Kansas 66636-0001 * (785) 438-3000 *
                             www.securitybenefit.com